UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCM Microsystems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
784018103
(CUSIP Number)
Lawrence W. Midland
Hirsch Electronics LLC
1900-B Carnegie Ave.
Santa Ana, CA 92705
949-250-8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 30, 2009
(Date of Event Which Requires Filing of Statement on Schedule 13D)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF THE TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.2
EX-99.4
EX-99.6
EX-99.7
EX-99.8

CUSIP No.	784018103	Schedule 13 D	Page	2	of	14 Pages

1	NAME OF REPORTING PERSONS: Lawrence W. Midland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,257,600

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN STOCK (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 628,800 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Midland, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	3	of	14 Pages

1	NAME OF REPORTING PERSONS: Eugene Y. K. Mak, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		304,162

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 224,854 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Mak, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	4	of	17 Pages

1	NAME OF REPORTING PERSONS: Douglas J. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		266,208

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 143,027 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Morgan, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	5	of	17 Pages

1	NAME OF REPORTING PERSONS: Maury Polner, C.P.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		152,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 148,773 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Polner, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	6	of	17 Pages

1	NAME OF REPORTING PERSONS: Robert Zivney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		32,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 16,471 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Zivney, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	7	of	17 Pages

1	NAME OF REPORTING PERSONS: John W. Piccininni

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,000

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,042,912 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 10,000 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Piccininni, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	8	of	17 Pages

1	NAME OF REPORTING PERSONS: Robert Beliles

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,042,912

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH:	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,042,912

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)  Calculated based on the number of shares of common stock of SCM Microsystems, Inc. expected to be outstanding following the closing of the merger with Hirsch Electronics Corporation, as reported in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067).
*    This amount excludes 5,000 shares of SCM Microsystems, Inc.’s common stock issuable upon the exercise of warrants held by Mr. Beliles, as such warrants are not exercisable within 60 days of the date of the filing of this Schedule 13D.

CUSIP No.	784018103	Schedule 13 D	Page	9	of	14 Pages
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the issuer, SCM Microsystems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Oskar-Messter-Str. 13, 85737 Ismaning, Germany.
ITEM 2. IDENTITY AND BACKGROUND
              (a) This Schedule 13D is being filed by Lawrence W. Midland (“Midland”), a United States citizen; Eugene Y. K. Mak, M.D. (“Mak”), a United States citizen; Douglas J. Morgan (“Morgan”), a United States citizen; Maury Polner, C.P.A. (“Polner”), a United States citizen; Robert Zivney (“Zivney”), a United States citizen; John Piccininni (“Piccininni”), a United States citizen and Robert Beliles (“Beliles”), a United States citizen as a result of a stockholder agreement dated December 10, 2008 entered into between each of them and the Issuer (the “Stockholder Agreement”). Each of Midland, Mak, Morgan, Polner, Zivney, Piccininni, and Beliles are referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”
              The Reporting Persons have entered into a joint filing agreement, dated as of May 6, 2009, a copy of which is attached to this Schedule 13D as Exhibit 8. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained herein, but no party is responsible for the completeness and accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.
(b)	(1) The business address for Midland, Beliles, Zivney, and Piccininni is Hirsch Electronics LLC, 1900 Carnegie Avenue, Building B, Santa Ana, CA 92705.

(2) The principal address of Mak is Eugene Y.K. Mak, MD, 32681 Mediterranean Dr., Dana Point, CA 92629.

(3) The principal address of Polner is Maury Polner, CPA, 44-647 S. Heritage Palms Dr., Indio, CA 92201.

(4) The business address of Morgan is Douglas Morgan, CEO, Performance Strategies Inc., 7600 S. Rainbow Blvd., #1129, Las Vegas, NV 89139.

(c)	(1) Midland is President, Beliles is Vice President of Enterprise Business Development, Piccininni is Vice President of Sales, and Zivney is Vice President of Marketing for Hirsch Electronics LLC, a Delaware limited liability company and wholly-owned subsidiary of the Issuer. Hirsch Electronics LLC designs and manufactures commercial security systems for worldwide markets. Midland also serves as an Executive Vice President and Director of the Issuer.

(2) Mak is retired and his principal address is Eugene Y.K. Mak, MD, 32681 Mediterranean Dr., Dana Point, CA 92629.

(3) Polner is retired and his principal address is Maury Polner, CPA, 44-647 S. Heritage Palms Dr., Indio, CA 92201.

(4) Morgan is the CEO of Performance Strategies, Inc. and his principal business address is Performance Strategies Inc., 7600 S. Rainbow Blvd., #1129, Las Vegas, NV 89139.
             (d) None of the Reporting Persons have been convicted in a criminal proceeding during the last five years.

CUSIP No.	784018103	Schedule 13 D	Page	10	of	14 Pages
          (e) None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     (f) All of the Reporting Persons are citizens of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On April 30, 2009, the Issuer completed a merger under the Agreement and Plan of Merger dated as of December 10, 2008 (the “Merger Agreement”), by and among the Issuer, Hirsch Electronics Corporation, a California corporation (“Hirsch Corporation”), and two wholly-owned subsidiaries of the Issuer, pursuant to which Hirsch Corporation became Hirsch Electronics LLC, a new Delaware limited liability company and a wholly-owned subsidiary of the Issuer (the “Merger”). A copy of the Merger Agreement is attached as Exhibit 1 hereto and incorporated by reference into this Item 3 of Schedule 13D.
     Upon completion of the Merger, all of the shares of Hirsch Corporation common stock issued and outstanding immediately prior to the Merger were converted into the right to receive $3.00 cash (without interest and less any applicable withholding taxes), two shares of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $3.00 with a five year term, exercisable for two years following the third anniversary of the effective time of the Merger. A copy of the form of warrant certificate is attached as Exhibit 2 hereto and incorporated by reference into this Item 3 of Schedule 13D (the “Issuer Warrant”).
     In addition, all outstanding warrants to purchase shares of Hirsch Corporation were converted into the right to receive a warrant to purchase shares of the Common Stock with a five year term, exercisable for two years following the third anniversary of the effective time of the Merger (the “Converted Warrants”). The number of shares of Common Stock represented by each Converted Warrant, and the per share exercise price therefor, was determined by applying a conversion ratio to the warrants to purchase shares of Hirsch Corporation as provided for in the Merger Agreement. Other than the exercise price, which is dependent upon the conversion ratio and the exercise price underlying the warrants to purchase shares of Hirsch Corporation, the Converted Warrants will have the same terms as the Issuer Warrant.
ITEM 4. PURPOSE OF THE TRANSACTION
     The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
     At the effective time of the Merger, Midland and Morgan were appointed to the Issuer’s board of directors, filling vacancies in Class II and Class III of the Issuer’s board of directors, respectively. Midland’s term expires in 2009 and Morgan’s term expires in 2010.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As a result of the Stockholder Agreement (discussed in Item 6), as of the date of this Schedule 13D the Reporting Persons may be deemed to have beneficial interest in the aggregate amount of 2,042,912 shares (the “Subject Shares”), or 8.1%, of the outstanding Common Stock of the Issuer (including the number of shares of Common Stock as to which there is a right to acquire within 60 days). This percentage is based on the 25,154,985 shares of Common Stock of the Issuer expected to be issued and outstanding following the April 30, 2009 closing of the merger with Hirsch Corporation, as disclosed in the Issuer’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 2, 2009, as amended February 12, 2009 (File No. 333-157067) (the “Registration Statement”).
     (b) The manner in which the Reporting Persons will vote their shares of Common Stock with respect to certain matters is as set forth in the Stockholder Agreement. Accordingly, the Reporting Persons may be deemed to have shared power to vote or to direct the vote of the Subject Shares with the other Reporting Persons.

CUSIP No.	784018103	Schedule 13 D	Page	11	of	14 Pages
          Midland has the sole power to dispose of or direct the disposition of 1,257,600 shares of the Issuer’s Common Stock, which includes (i) 239,600 shares held by the Midland Family Trust Est. Jan 29, 2002, (ii) 5,200 shares held by Midland as custodian for Ashley Marie Midland, (iii) 6,000 shares held by Midland as custodian for Alison Midland, (iv) 4,000 shares held by Midland as custodian for Taylor Ann Midland and (v) 2,800 shares held by Midland as custodian for Madison Kathleen Midland.
          Mak has the sole power to dispose of or direct the disposition of 304,162 shares of the Issuer’s Common Stock, which includes (i) 160,666 shares held by The Mak Family Trust Dtd 11/27/79 and (ii) 143,496 shares held by PTC Cust IRA fbo.
          Morgan has the sole power to dispose of or direct the disposition 266,208 shares of the Issuer’s Common Stock, which includes 50,000 shares held by Morgan as trustee for Performance Strategies Inc. Profit Sharing Plan & Trust.
          Polner has the shared power to dispose of or direct the disposition of 152,000 shares of the Issuer’s Common Stock which are held jointly by Polner and his spouse, Vivian A. Polner, as Co-Trustees of The Polner Living Trust Established June 8, 2000.
          Zivney’s has the shared power to dispose of or direct the disposition of 32,942 shares which are owned as community property.
          Piccininni has the sole power to dispose of or direct the disposition 20,000 shares of the Issuer’s Common Stock.
          Beliles has the sole power to dispose of or direct the disposition 10,000 shares of the Issuer’s Common Stock.
     (c) There have been no reportable transactions effected with respect to the shares of Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the securities being reported on this Schedule 13D, as described in Item 4 of this Schedule 13D.
          Pursuant to the terms of the Merger Agreement, the Issuer is to issue Issuer Warrants to purchase 9,923 shares of Common Stock, with an exercise price of $3.00, to each of Mak, Morgan, and Polner, for their service as directors of Hirsch Corporation in 2008.
          Pursuant to the terms of their Employment Agreements (defined below), Beliles, Piccininni, and Zivney were eligible to receive an option grant to purchase up to 25,000 shares of Common Stock, and Midland was eligible to receive an option grant to purchase up to 40,000 shares of Common Stock, under the Issuer’s 2007 Stock Option Plan, subject to approval by the Issuer’s board of directors. On April 30, 2009 the Issuer’s board of directors granted each of Beliles, Piccininni, and Zivney options to purchase 25,000 shares, and granted Midland options to purchase 40,000 shares, each with an exercise price of $2.37. The options granted are scheduled to vest 25% on April 30, 2010, and the remaining options are scheduled to vest in equal monthly installments for the 36 months thereafter, with such options subject to the terms and conditions thereof and of the 2007 Stock Option Plan.
     (d) Except as described in this Schedule 13D, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.
     (e) Not applicable.

CUSIP No.	784018103	Schedule 13 D	Page	12	of	14 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The Issuer and the Reporting Persons entered into a stockholder agreement, dated December 10, 2008 (the “Stockholder Agreement”), a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference to this Item 6 of Schedule 13D.
     The following descriptions do not purport to cover all of the provisions of the Stockholder Agreement and are qualified in their entirety by reference to the full text of the agreement. The Stockholder Agreement includes the following provisions, among others:
     Standstill Agreement
     The Reporting Persons agreed to a three-year “standstill” period beginning on the closing date of the Merger. During the standstill period, such parties agreed that, subject to limited circumstances, they would not take certain actions that could be hostile to the Issuer, including without limitation proposing or entering into any acquisition transaction with a third party with respect to the Issuer, acquiring shares of Common Stock that would result in such stockholder holding more than 10% of the Issuer’s outstanding shares, participating in or encouraging the solicitation of proxies with respect to the Issuer’s securities or the securities of its subsidiaries, participating in or encouraging the formation of any group which owns, seeks, or offers to acquire beneficial ownership of the Issuer’s voting securities or which seeks to control the Issuer, or otherwise act alone or in concert with others seeking or offering to control or influence the management of the Issuer’s board of directors or the policies of the Issuer or its subsidiaries.
     Lock-Up Agreement
     Under the Stockholder Agreement, Midland agreed to a more restrictive lock-up arrangement with respect to the shares of Common Stock and warrants to purchase shares of Common Stock issued in connection with the Merger. Specifically, except in limited circumstances, Midland is prohibited from selling or transferring, or granting or lending or otherwise disposing of, such securities for up to 24 months following the closing date of the Merger. The lock-up arrangement provides that thirty-three and three-tenths percent (33.3%) of the shares subject to the lock-up restrictions will be released from such restrictions one year from the closing date of the Merger, an additional thirty-three and three-tenths percent (33.3%) will be released 18 months from the closing date of the Merger, and the remainder of the shares subject to such restrictions will be released two years from the closing date of the Merger.
     Midland currently beneficially owns an aggregate of 1,257,600 shares of Common Stock, or 5.0% of the outstanding Common Stock.

CUSIP No.	784018103	Schedule 13 D	Page	13	of	14 Pages
     Agreement to Vote; Election of Directors
     The Reporting Persons agreed that for a period of three years after the closing date of the Merger, subject to limited circumstances relating to Midland’s status as a director on the Issuer’s board of directors, they will vote all shares of Common Stock owned by them to elect any director nominee that is recommended by the majority of the Issuer’s board of directors, remove any director when such removal is requested or approved by a majority of the Issuer’s board of directors or the Issuer nominating committee, or oppose the removal or any director unless such removal is approved by a majority of the Issuer’s board of directors. The Reporting Persons also granted the Issuer an irrevocable proxy to vote their respective Common Stock in accordance with the Stockholder Agreement.
     In addition, on December 10, 2008 four of the Reporting Persons entered into employment agreements in connection with the Merger. Midland entered into an employment agreement with the Issuer and Hirsch Corporation which became effective on the effective time of the Merger. Beliles, Piccininni, and Zivney entered into employment agreements with Hirsch Corporation which also became effective on the effective time of the Merger. Pursuant to these employment agreements (the “Employment Agreements”), Beliles, Piccininni, and Zivney were eligible to receive an option grant to purchase up to 25,000 shares of Common Stock, and Midland was eligible to receive an option grant to purchase up to 40,000 shares of Common Stock, under the Issuer’s 2007 Stock Option Plan, subject to approval by the Issuer’s board of directors. On April 30, 2009 the Issuer’s board of directors granted each of Beliles, Piccininni, and Zivney options to purchase 25,000 shares, and granted Midland options to purchase 40,000 shares, each with an exercise price of $2.37. The options granted are scheduled to vest 25% on April 30, 2010, and the remaining options are scheduled to vest in equal monthly installments for the 36 months thereafter, with such options subject to the terms and conditions thereof and of the 2007 Stock Option Plan. The Employment Agreements for each of Beliles, Midland, Piccininni, and Zivney are attached to this Schedule 13D as Exhibits 4, 5, 6, and 7, respectively, and are incorporated herein by reference to this Item 6 of Schedule 13D.
     Other than as described in this Statement, the Joint Filing Agreement, the Employment Agreements, and the Stockholder Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1	Agreement and Plan of Merger, dated as of December 10, 2008, by and among SCM Microsystems, Inc., Deer Acquisition, Inc., Hart Acquisition LLC, and Hirsch Electronics Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on December 11, 2008).

2	Form of Warrant Certificate.

3	Stockholder Agreement, dated as of December 10, 2008, by and among SCM Microsystems, Inc. and the stockholders a party thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on May 4, 2009).

4	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and Robert Beliles.

5	Employment Agreement, dated as of December 10, 2008, by and between SCM Microsystems, Inc., Hirsch Electronics Corporation and Lawrence Midland (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on May 4, 2009).

CUSIP No.	784018103	Schedule 13 D	Page	14	of	14 Pages
6	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and John Piccininni.

7	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and Robert Zivney.

8	Joint Filing Agreement by Lawrence W. Midland, Eugene Y. K. Mak, M.D., Douglas J. Morgan, Maury Polner, C.P.A., Robert Zivney, John Piccininni and Robert Beliles, dated May 6, 2009.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 6, 2009

By:	/s/ Robert Beliles
Robert Beliles

By:	/s/ Eugene Y. Mak
Eugene Y. K. Mak

By:	/s/ Lawrence W. Midland
Lawrence W. Midland

By:	/s/ Douglas J. Morgan
Douglas J. Morgan

By:	/s/ John Piccininni
John Piccininni

By:	/s/ Maury Polner
Maury Polner

By:	/s/ Robert Zivney
Robert Zivney

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Agreement and Plan of Merger, dated as of December 10, 2008, by and among SCM Microsystems, Inc., Deer Acquisition, Inc., Hart Acquisition LLC, and Hirsch Electronics Corporation.

2	Form of Warrant Certificate.

3	Stockholder Agreement, dated as of December 10, 2008, by and among SCM Microsystems, Inc., and the stockholders party thereto.

4	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and Robert Beliles.

5	Employment Agreement, dated as of December 10, 2008, by and between SCM Microsystems, Inc., Hirsch Electronics Corporation and Lawrence Midland.

6	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and John Piccininni.

7	Employment Agreement, dated as of December 10, 2008, by and between Hirsch Electronics Corporation and Robert Zivney.

8	Joint Filing Agreement by Lawrence W. Midland, Eugene Y. K. Mak, M.D., Douglas J. Morgan, Maury Polner, C.P.A., Robert Zivney, John Piccininni and Robert Beliles, dated May 6, 2009.